UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Devon Energy Corporation Incentive Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102-5015

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator

Devon Energy Corporation Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Devon Energy Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Devon Energy Corporation Incentive Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

June 26, 2014

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS
Investments, at fair value	$719,693,385	$638,987,799
Employer contributions receivable	5,166,083	21,411,745
Notes receivable from participants	10,555,870	11,009,558
Other receivables	1,558,260	1,527,282

Total assets	736,973,598	672,936,384

LIABILITIES
Other liabilities	1,105,307	1,638,154

Total liabilities	1,105,307	1,638,154

Net assets reflecting all investments at fair value	735,868,291	671,298,230
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust	773,253	(120,975)

NET ASSETS AVAILABLE FOR BENEFITS	$736,641,544	$671,177,255

See accompanying notes to financial statements

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2013
Additions:
Investment income:
Net appreciation in fair value of investments	$110,077,388
Dividend income	11,045,835
Interest income	35,385

Net investment income	121,158,608

Contributions:
Participant, including rollovers	31,629,532
Employer, net of forfeitures	35,610,894

Total contributions	67,240,426

Interest income on notes receivable from participants	448,242

Total additions	188,847,276

Deductions:
Distributions to participants	121,665,112
Administrative expenses	1,717,875

Total deductions	123,382,987

Net increase in net assets available for benefits	65,464,289
Net assets available for benefits:
Beginning of year	671,177,255

End of year	$736,641,544

See accompanying notes to financial statements

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Devon Energy Corporation Incentive Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement and respective amendments for a more complete description of the Plan’s provisions.

General

The Plan is a multiple employer defined contribution plan covering substantially all United States employees of Devon Energy Corporation (“Devon”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees are eligible to participate in the Plan as soon as administratively possible following the completion of one hour of service. There is no minimum age requirement for employees to be eligible.

The plan administrator is a committee of Devon employees who are appointed by, and serve at the direction of Devon (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for the duties related to selecting and monitoring the Plan’s investment options. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Devon employees who are appointed by, and serve at the direction of Devon (the “Investments Committee”).

Devon’s Board of Directors, or a committee thereof, has the sole responsibility for appointing and removing the Plan’s trustee, which is currently Fidelity Management Trust Company (the “Trustee”). Under the terms of an agreement between the Trustee and the Plan, the Trustee administers the Plan’s trust in accordance with instructions provided by the Benefits Committee.

Contributions

As defined in the Plan, participants may elect to contribute from 1% to 50% of their compensation to the Plan on a pre-tax basis or on an after-tax, designated Roth basis. The combined pre-tax and designated Roth contributions are subject to limitations under the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the Plan year are eligible to make pre-tax or designated Roth catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover Contributions”). Participant Rollover Contributions were approximately $3,666,000 during 2013.

Participants may receive an employer match on their contribution to the Plan in an amount determined annually by Devon. The amount of the matching contribution will vary according to the participant’s years of service and whether the participant is eligible for enhanced contributions. Participants employed subsequent to October 1, 2007 and participants who opted out of a separate defined benefit plan sponsored by Devon are eligible for enhanced contributions. During 2013, for all participants with at least five years of service, Devon contributed amounts equal to 100% of each participant’s contributions to the Plan, with the matching contribution being limited to the lesser of 6% of the participant’s compensation, or $15,300. For participants with less than five years of service, Devon’s matching contributions in 2013 were limited to the lesser of 3% of the participant’s compensation, or $7,650.

Participants eligible for enhanced contributions also receive additional, nondiscretionary contributions by Devon calculated as a percentage of their compensation, as defined in the Plan. In 2013, the enhanced contribution percentage ranged from 8% to 16%, depending upon a participant’s years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Devon’s contribution and allocations of earnings or losses on the investments selected by the participant, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Investments

Participants direct their account balances to be invested in a number of investment options. Participants may change their investment options on a daily basis. Investment options of the Plan as of December 31, 2013 consist of mutual funds, equity securities, Devon common stock, money market funds, collective trust funds, stable value fund and Brokerage Link. Brokerage Link is a self-directed brokerage account that allows participants to invest in a wide variety of funds.

Vesting and Forfeitures

Participants are vested immediately in their contributions, plus the associated investment income or losses. For each year of service up to four years, a participant becomes 25% vested in employer contributions to their account and the associated investment income or losses. Participants will become vested upon a change of control of Devon, as defined in the Plan, or if the participant dies, becomes totally disabled or reaches age 65 while employed by Devon or another participating employer.

Upon a termination of service that results in nonvested amounts in a participant’s account, the nonvested portion is forfeited and used to reduce Devon’s future contributions. Employer contributions were reduced by $967,000 in 2013 due to forfeitures. As of December 31, 2013 and 2012, there were approximately $1,739,000 and $976,000, respectively, of forfeitures available to reduce future employer contributions.

Notes Receivable from Participants

Participants may borrow from their fund accounts and may have up to two loans outstanding at any time. Total borrowings may not exceed the lesser of 50% of a participant’s vested balance or $50,000. The loans are secured by the balance in the participants’ accounts. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans secured by certificates of deposit or marketable securities. The interest rates ranged from 4.25% to 9.75% at December 31, 2013. The terms of the loans may not exceed five years, except for loans used to purchase a primary residence, in which case the loan term generally will not exceed 15 years. Maturity dates ranged from January 2014 to November 2023 at December 31, 2013. Principal and interest is repaid through biweekly payroll deductions from the participants’ wages.

Payment of Benefits

While still employed, a participant who is age 59 1⁄2 or older may withdraw all or part of the vested interest in their account at any time. Participants who are still employed also may withdraw their Rollover Contributions regardless of age. In addition, participants who are still employed and who have taken all other withdrawals and loans available under the Plan may also request a withdrawal in an amount necessary to satisfy an immediate and heavy financial need.

On termination of service due to death, disability or upon retirement, participants (or a beneficiary in the case of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account or equal installments (monthly, quarterly, semi-annually or annually) for any period less than the life expectancy of the participant and their beneficiary. For termination of service for other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution. Depending on the value of the participant’s vested interest in their account at the time of their termination of service, the value of the participant’s vested interest may be automatically paid in a lump-sum distribution, paid in a direct rollover or automatically rolled over to an individual retirement account or annuity established in the participant’s or beneficiary’s name.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan in preparing the accompanying financial statements.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. When available, Level 1 inputs are used to measure fair value because they generally provide the most reliable evidence of fair value.

•	Level 2 – Inputs consist of quoted prices that are generally observable for the asset. Common examples of Level 2 inputs include quoted prices for similar assets in active markets or quoted prices for identical assets in markets not considered to be active.

•	Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

Realized gains or losses are calculated based on proceeds from the sale of investments and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Unrealized appreciation or depreciation of the investments is calculated based on the fair value of the investments at the end of the plan year and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. There are no material reserves against contract value for credit risk of the contract issuers or otherwise.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Trustee, audit and certain other administrative fees are paid by Devon on behalf of the Plan and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

3. Reclassifications

Certain reclassifications of prior year comparative information have been made in order to conform to current year presentation. These reclassifications had no effect on net assets or the change in net assets.

4. Fair Value Measurements

The following tables provide the Plan’s investments at fair value according to the fair value hierarchy. The Plan had no Level 3 investments as of December 31, 2013 and 2012. There have been no changes in the methodologies used at December 31, 2013 and 2012.

	As of December 31, 2013
		Fair Value Measurements Using:
	Total	Level 1 Inputs	Level 2 Inputs
Mutual funds:
Growth funds	$45,244,880	$45,244,880	$—
Fixed income funds	97,728,799	97,728,799	—
Balanced funds	37,037,603	37,037,603	—
Other funds	16,049,371	16,049,371	—

Total mutual funds	196,060,653	196,060,653	—

Equity securities:
Employer stock	58,527,349	58,527,349	—
Domestic large cap value	66,596,374	66,596,374	—
Domestic large cap growth	65,305,737	65,305,737	—
Domestic small cap value	47,405,259	47,405,259	—
Domestic small cap growth	33,143,613	33,143,613	—

Total equity securities	270,978,332	270,978,332	—

Money market funds	41,856,688	41,856,688	—
Collective trust funds:
U.S. equity index (1)	93,521,199	—	93,521,199
Stable value (2)	39,870,835	—	39,870,835
International equity index (3)	72,857,556	—	72,857,556
Real estate investment trust (4)	4,548,122	—	4,548,122

Total collective trust funds	210,797,712	—	210,797,712

Total investments	$719,693,385	$508,895,673	$210,797,712

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

	As of December 31, 2012
		Fair Value Measurements Using:
	Total	Level 1 Inputs	Level 2 Inputs
Mutual funds:
Growth funds	$33,431,939	$33,431,939	$—
Fixed income funds	107,270,465	107,270,465	—
Balanced funds	28,945,217	28,945,217	—
Other funds	13,680,685	13,680,685	—

Total mutual funds	183,328,306	183,328,306	—

Equity securities:
Employer stock	57,229,169	57,229,169	—
Domestic large cap value	55,083,236	55,083,236	—
Domestic large cap growth	52,141,542	52,141,542	—
Domestic small cap value	35,592,002	35,592,002	—
Domestic small cap growth	24,838,748	24,838,748	—

Total equity securities	224,884,697	224,884,697	—

Money market funds	45,639,449	45,639,449	—
Collective trust funds:
U.S. equity index (1)	75,393,713	—	75,393,713
Stable value (2)	40,392,154	—	40,392,154
International equity index (3)	65,838,189	—	65,838,189
Real estate investment trust (4)	3,511,291	—	3,511,291

Total collective trust funds	185,135,347	—	185,135,347

Total investments	$638,987,799	$453,852,452	$185,135,347

(1)	Investment fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 3000 index. This fund allows for daily redemptions with no unfunded commitments.
(2)	Investment fund seeks preservation of principal and to earn current income while tracking interest rates over the intermediate term by investing in a diversified portfolio of stable value contracts, including wrap contracts issued by insurance companies, banks and other financial institutions. This fund allows for daily redemptions with no unfunded commitments.
(3)	Investment fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI ACWI ex-U.S. IMI Index. This fund allows for daily redemptions with no unfunded commitments.
(4)	Investment fund seeks results through active management that correspond generally to the price and yield performance, after fees and expenses, of the FRSE NAREIT Equity REITS Index. This fund allows for daily redemptions with no unfunded commitments.

The following methods and assumptions were used to estimate the fair values in the tables above.

Level 1 Fair Value Measurements

Amounts consist primarily of mutual funds, equity securities and money market funds that are actively traded and can be redeemed upon demand. The fair values of these instruments are based upon unadjusted quoted market prices.

Level 2 Fair Value Measurements

Amounts consist primarily of collective trust funds. These funds can be redeemed upon demand. The fair values are based upon the net asset values (“NAV”) provided by investment managers. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

investment for an amount different than the reported NAV. Participant purchases and sales transactions may occur daily. In the event the Plan initiates a full redemption of one of the collective trusts, the investment managers reserve the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

5. Stable Value Fund

The PIMCO Stable Income Fund (the “Fund”) is a collective trust fund sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of approximately $100 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of approximately $100 per unit, although, there is no guarantee that the Fund will be able to maintain this value.

The Fund has certain restrictions on withdrawals and transfers as follows. Withdrawals directed by the Plan require written notice to the Trustee. The Trustee shall notify the Plan that such request will be fulfilled as either, (1) a deferred book value plan withdrawal, which the Trustee will act in good faith to complete by the fifth business day of the month that follows the date that is 24 months after the Trustee’s receipt of the Plan’s request for a withdrawal or (2) an ordinary plan withdrawal to be completed on or prior to the first business day that is within 45 days of the Plan’s request for withdrawal. The methodology chosen by the Trustee will depend on the value of the Fund’s portfolio, taking into account any adverse market value adjustments applicable to such withdrawal under the Fund’s investment contracts.

Withdrawals made in order to accommodate distribution to participants, whether in-service or following termination of employment may be made on any business day. Withdrawals made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed to competing investment options, which consist of the Vanguard Money Market Fund and Brokerage Link. Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur. The Trustee reserves the right to delay participant withdrawals up to 30 days in order to maintain liquidity for the Trust or if it determines that an immediate withdrawal would have an adverse impact on the Trust.

The average yield earned by the Trust at December 31, 2013, representing the annualized earnings of all investments in the Trust divided by the period-end fair value of all investments in the Trust was 1.41%. The average yield earned by the Trust at December 31, 2013, representing the annualized earnings credited to participants in the Trust as of the last day of the period, divided by the period-end fair value of all investments in the Trust was .69%. Certain events may limit the ability of the Fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the Fund’s investment guidelines that are not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial termination of the Plan or merger with another plan or bankruptcy of the Plan. The Benefits and Investments Committees believe that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

6. Plan Termination

Although Devon has not expressed any intent to terminate the Plan, it may do so at any time. Benefits owed to participants are not actuarially determined and the aggregate vested benefits are limited to the Plan’s net assets available for plan benefits. In the event of the Plan’s termination, participants would become 100% vested in their accounts.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

7. Plan Investment Assets

Following is a schedule of the Plan’s investments that exceed 5% of the Plan’s net assets at December 31, 2013 and 2012, and the fair value of such investments:

	2013			2012
	Number of shares or units	Fair value		Number of shares or units	Fair value
PIMCO Total Return Fund	5,805,895		$62,065,017	6,857,697		$77,080,517
BlackRock, Inc. U.S. Equity Index	4,807,991		$93,521,199	5,174,586		$75,393,713
BlackRock, Inc. International Equity Index	5,647,129		$72,857,556	5,878,410		$65,838,189
Devon Energy Corporation Common Stock	945,973		$58,527,349	1,099,715		$57,229,169
PIMCO Stable Income Fund	402,975		$39,870,835	401,067		$40,392,154
Vanguard Prime Money Market Fund	*	$	*	34,424,570		$34,424,570
Harbor International Fund	537,950		$38,199,848	*	$	*

*	Investment did not represent five percent or more of the Plan’s net assets.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(1,143,639)
Collective trust funds	34,323,570
Equity securities	76,897,457

$110,077,388

8. Related Party Transactions

The Trustee and Devon are parties in interest as defined by ERISA. Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company, which is an affiliate of the Trustee. The Trustee also invests certain Plan assets in the Devon Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.

9. Tax Status

The Internal Revenue Service has determined and informed Devon by a letter dated April 16, 2010, that the Plan and related trusts are designed in accordance with applicable sections of the Code. Prior to April 16, 2010, the Plan operated under a determination letter dated August 1, 2002. Although the Plan has been amended since receiving the determination letter, the Benefits Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Benefits Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions. The Internal Revenue Service conducted routine audits of Devon, including the Plan, for the 2008 and 2009 tax years and had no adverse findings regarding operation of the plan. The Benefits Committee believes it is no longer subject to income tax examinations for years prior to 2010.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

10. Risk and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500.

	2013	2012
Net assets available for benefits per the financial statements	$736,641,544	$671,177,255
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(773,253)	120,975

Net assets available for benefits per Form 5500	$735,868,291	$671,298,230

The following is a reconciliation of investment income per the financial statements for 2013 to Form 5500:

2013
Net investment income per financial statements	$121,158,608
Interest income on notes receivable from participants	448,242
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(894,228)

Net investment income per Form 5500	$120,712,622

Devon Energy Corporation Incentive Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor or similar party	Description of investment	Number of Shares or Units	Current Value
Devon Energy Corporation**	Devon common stock	945,973	$58,527,349
Cash equivalent fund:
INTEREST-BEARING CASH	Money-market securities		13,654,393
THE VANGUARD GROUP	Vanguard Money Market Fund	28,202,295	28,202,295
Mutual Funds and Collective Trust Funds:
ABERDEEN	Aberdeen Emerging Markets Fund	515,618	7,460,996
BLACKROCK, INC.	US Equity Index	4,807,991	93,521,199
BLACKROCK, INC.	International Equity Index	5,647,129	72,857,556
CAPITAL RESEARCH & MANAGEMENT COMPANY	Europacific Growth Fund	52,043	2,551,653
HARBOR FUNDS	Harbor International Fund	537,950	38,199,848
INVESCO	Invesco Equity Real Estate Securities Trust	48,847	4,548,122
NEUBERGER BERMAN	Neuberger Berman High Yield Bond Fund	2,384,488	22,366,502
PIMCO FUNDS	PIMCO Total Return Fund	5,805,895	62,065,017
PIMCO FUNDS	PIMCO All Asset All Authority	2,829,118	28,008,272
SEI TRUST COMPANY	PIMCO Stable Income Fund	402,975	39,870,835
WESTERN ASSET	Inflation Indexed Plus Bond Portfolio	976,943	10,853,837
Equity Securities:
ABERCROMBIE & FITCH CO CL A	Common stock	18,700	615,417
ACORDA THERAPEUTICS INC	Common stock	20,100	586,920
ADOBE SYSTEMS INC	Common stock	39,534	2,367,296
ADVISORY BOARD CO	Common stock	16,229	1,033,300
AKORN INC	Common stock	19,968	491,812
ALEXION PHARMACEUTICALS INC	Common stock	8,467	1,126,619
ALLEGHANY CORP DEL	Common stock	3,100	1,239,876
ALLIANT ENERGY CORPORATION	Common stock	21,100	1,088,760
ALTRIA GROUP INC	Common stock	22,600	867,614
AMAZON.COM INC	Common stock	5,552	2,214,082
AMDOCS LTD	Common stock	17,700	729,948
AMERICAN EXPRESS CO	Common stock	9,700	880,081
AMERICAN INTERNATIONAL GROUP	Common stock	23,100	1,179,255
AMERICAN PUBLIC EDUCATION INC	Common stock	5,400	234,738
AMERIPRISE FINANCIAL INC	Common stock	7,700	885,885
APOLLO EDUCATION GRP INC CL A	Common stock	11,400	311,448
APPLE INC	Common stock	2,637	1,479,647
ASCENA RETAIL GROUP INC	Common stock	17,700	374,532
ASSURED GUARANTY LTD	Common stock	23,300	549,647
ATHENAHEALTH INC	Common stock	2,539	341,496
ATLANTIC TELE-NETWORK INC	Common stock	7,800	441,246
B/E AEROSPACE INC	Common stock	13,194	1,148,274
BANK OF AMERICA CORPORATION	Common stock	92,400	1,438,668
BARNES & NOBLE INC	Common stock	33,900	506,805
BENEFITFOCUS INC	Common stock	3,658	211,213
BIOGEN IDEC INC	Common stock	2,475	692,381
BLOCK H & R INC	Common stock	21,300	618,552
BOEING CO	Common stock	17,350	2,368,102
BP PLC SPON ADR	Common stock	20,300	986,783
BRUKER CORP	Common stock	25,700	508,089
BUFFALO WILD WINGS INC	Common stock	2,946	433,651
CA INC	Common stock	32,500	1,093,625
CABLEVISION SYS CORP NY GRP A	Common stock	21,300	381,909
CAPITAL ONE FINANCIAL CORP	Common stock	21,400	1,639,454
CARDINAL HEALTH INC	Common stock	20,300	1,356,243
CARNIVAL CORP	Common stock	25,200	1,012,284

CASH AMERICA INTERNATIONAL INC	Common stock	16,400	628,120
CELGENE CORP	Common stock	7,819	1,321,098
CENTENE CORP	Common stock	15,081	889,025
CHART INDUSTRIES INC	Common stock	3,581	342,487
CHEMED CORP	Common stock	4,600	352,452
CHICAGO BRIDGE & IRON (NY REG)	Common stock	9,303	773,451
CHILDRENS PL RETAIL STORES INC	Common stock	9,300	529,821
CHIPOTLE MEXICAN GRILL INC	Common stock	2,313	1,232,320
CHURCHILL DOWNS INC	Common stock	3,600	322,740
CIGNA CORP	Common stock	9,400	822,312
CIRRUS LOGIC INC	Common stock	18,400	375,912
CIT GROUP INC	Common stock	12,500	651,625
CITIGROUP INC	Common stock	32,850	1,711,814
CMS ENERGY CORP	Common stock	45,600	1,220,712
COGNIZANT TECH SOLUTIONS CL A	Common stock	9,993	1,009,093
COMMUNITY HEALTH SYS INC NEW	Common stock	6,300	247,401
CONCUR TECHNOLOGIES INC	Common stock	5,602	578,014
CONOCOPHILLIPS	Common stock	12,900	911,385
CONTAINER STORE GROUP INC	Common stock	7,320	341,185
CORNERSTONE ONDEMAND INC	Common stock	6,061	323,294
COSTAR GROUP INC	Common stock	4,803	886,538
COSTCO WHOLESALE CORP	Common stock	13,996	1,665,664
CRH PLC SPON ADR	Common stock	42,100	1,075,655
CUMMINS INC	Common stock	9,716	1,369,665
DELPHI AUTOMOTIVE PLC	Common stock	20,800	1,250,704
DISCOVER FIN SVCS	Common stock	15,800	884,010
DMLER AG SPON ADR	Common stock	11,300	986,942
DOLBY LABORATORIES INC CL A	Common stock	19,400	748,064
DST SYSTEMS INC	Common stock	6,700	607,958
DUPONT (EI) DE NEMOURS & CO	Common stock	11,600	753,652
E TRADE FINANCIAL CORP	Common stock	39,100	767,924
EATON CORP PLC	Common stock	13,800	1,050,456
ECHOSTAR CORP CL A	Common stock	9,600	477,312
EMERSON ELECTRIC CO	Common stock	10,100	708,818
ENERGY XXI (USA)	Common stock	18,700	506,022
ENSTAR GROUP LTD	Common stock	2,800	388,948
ENTROPIC COMMUNICATIONS INC	Common stock	104,300	491,253
ESSENT GROUP LTD	Common stock	15,800	380,148
EXPRESS INC	Common stock	32,400	604,908
F5 NETWORKS INC	Common stock	12,492	1,135,023
FACEBOOK INC A	Common stock	39,118	2,138,190
FAIRCHILD SEMICON INTL INC	Common stock	53,100	708,885
FAIRWAY GROUP HLDGS CORP	Common stock	19,954	361,566
FEDEX CORP	Common stock	11,220	1,613,099
FIDELITY NATL FINL INC NEW	Common stock	23,900	775,555
FIESTA RESTAURANT GROUP INC	Common stock	6,921	361,553
FIFTH THIRD BANCORP	Common stock	41,400	870,642
FINANCIAL ENGINES INC	Common stock	14,081	978,348
FIREEYE INC	Common stock	8,822	384,727
FIRST NIAGARA FINL GROUP INC	Common stock	75,100	797,562
FIRST REPUBLIC BANK	Common stock	12,400	649,140
FIVE BELOW INC	Common stock	7,220	311,904
FLEETMATICS GROUP PLC	Common stock	8,711	376,751
FLUOR CORP	Common stock	18,761	1,506,321
FTI CONSULTING INC	Common stock	5,900	242,726

GENERAC HOLDINGS INC	Common stock	4,800	271,872
GENERAL DYNAMICS CORPORATION	Common stock	8,100	773,955
GENERAL ELECTRIC CO	Common stock	46,960	1,316,289
GENERAL MOTORS CO	Common stock	25,300	1,034,011
GILEAD SCIENCES INC	Common stock	29,980	2,252,997
GLOBAL CASH ACCESS HLDGS INC	Common stock	57,300	572,427
GLOBAL PAYMENTS INC	Common stock	3,900	253,461
GOOGLE INC CL A	Common stock	2,267	2,540,650
GREEN DOT CORP CLASS-A	Common stock	10,100	254,015
GT ADVANCED TECHNOLOGIES INC	Common stock	30,600	266,832
GUIDEWIRE SOFTWARE INC	Common stock	16,214	795,621
HANESBRANDS INC	Common stock	13,100	920,537
HANOVER INSURANCE GROUP INC	Common stock	14,300	853,853
HCC INSURANCE HOLDINGS INC	Common stock	16,100	742,854
HEALTHSTREAM INC	Common stock	18,309	599,986
HEICO CORP	Common stock	4,876	282,564
HELIX ENERGY SOL GRP INC	Common stock	27,700	642,086
HEXCEL CORPORATION	Common stock	7,962	355,822
HOMEAWAY INC	Common stock	20,095	821,484
HONEYWELL INTL INC	Common stock	7,500	685,275
HUMANA INC	Common stock	6,524	673,407
HUNT J B TRANSPORT SERVICES IN	Common stock	7,607	588,021
IBERIABANK CORP	Common stock	6,000	377,100
IDACORP INC	Common stock	18,400	953,856
ILLINOIS TOOL WORKS INC	Common stock	8,700	731,496
ILLUMINA INC	Common stock	11,358	1,256,422
INFOBLOX INC	Common stock	26,204	865,256
INSULET CORP	Common stock	18,093	671,250
INTERACTIVE INTELLIGENCE GROUP	Common stock	5,442	366,573
INTERNATIONAL GAME TECHNOLOGY	Common stock	53,200	966,112
IPG PHOTONICS CORP	Common stock	5,211	404,426
ITT CORP	Common stock	8,400	364,728
JETBLUE AIRWAYS CORP	Common stock	41,000	350,550
JOHNSON & JOHNSON	Common stock	10,100	925,059
JOY GLOBAL INC	Common stock	14,500	848,105
JPMORGAN CHASE & CO	Common stock	26,100	1,526,328
K12 INC	Common stock	17,000	369,750
KANSAS CITY SOUTHERN	Common stock	22,699	2,810,817
KAR AUCTION SERVICES INC	Common stock	16,500	487,575
KATE SPADE & COMPANY	Common stock	12,342	395,808
KBR INC	Common stock	27,600	880,164
KINDRED HEALTHCARE INC	Common stock	16,800	331,632
KULICKE & SOFFA INDUSTRIES INC	Common stock	28,300	376,390
LAM RESEARCH CORP	Common stock	11,000	598,950
LAS VEGAS SANDS CORP	Common stock	22,925	1,808,095
LEXMARK INTERNATIONAL INC CL A	Common stock	10,400	369,408
LINKEDIN CORP CL A	Common stock	7,102	1,539,927
LUMBER LIQUIDATORS HLDNGS INC	Common stock	6,470	665,698
MARATHON OIL CORP	Common stock	24,000	847,200
MARKEL CORP	Common stock	1,300	754,455
MARKETAXESS HLDGS INC	Common stock	5,725	382,831
MASTERCARD INC CL A	Common stock	3,192	2,666,788
MEDICINES CO	Common stock	9,048	349,434
MEDIDATA SOLUTIONS INC	Common stock	12,718	770,329
MEDNAX INC	Common stock	9,000	480,420

MEDTRONIC INC	Common stock	16,700	958,413
MERCK & CO INC NEW	Common stock	11,900	595,595
MFA FINANCIAL INC	Common stock	176,600	1,246,796
MICHAEL KORS HOLDINGS LTD	Common stock	7,287	591,632
MICROCHIP TECHNOLOGY	Common stock	22,600	1,011,350
MICROSOFT CORP	Common stock	27,950	1,046,169
MKS INSTRUMENTS INC	Common stock	19,700	589,818
NABORS INDUSTRIES LTD	Common stock	38,000	645,620
NATIONAL OILWELL VARCO INC	Common stock	11,800	938,454
NCI BUILDING SYSTEMS INC NEW	Common stock	26,834	470,668
NETFLIX INC	Common stock	3,516	1,294,486
NETGEAR INC	Common stock	16,900	556,686
NETSUITE INC	Common stock	12,455	1,283,114
NEW YORK COMMUNITY BANCORP INC	Common stock	62,400	1,051,440
NEWCASTLE INVESTMENT CORP REIT	Common stock	179,300	1,029,182
NOBLE CORP PLC	Common stock	19,400	726,918
OCCIDENTAL PETROLEUM CORP	Common stock	7,060	671,406
OCWEN FINANCIAL CORP	Common stock	15,100	837,295
OMNICARE INC	Common stock	18,100	1,092,516
ON ASSIGNMENT INC	Common stock	14,396	502,708
OUTERWALL INC	Common stock	9,300	625,611
PACIRA PHARMACE	Common stock	18,186	1,045,513
PALO ALTO NETWORKS INC	Common stock	5,602	321,947
PENTAIR LTD	Common stock	14,300	1,110,681
PEOPLES UNITED FINANCIAL INC	Common stock	60,000	907,200
PFIZER INC	Common stock	29,170	893,477
PHILIP MORRIS INTL INC	Common stock	8,150	710,110
PITNEY-BOWES INC	Common stock	20,500	477,650
PNC FINANCIAL SERVICES GRP INC	Common stock	12,500	969,750
PORTFOLIO RECOVERY ASSOC INC	Common stock	18,029	952,652
PRECISION CASTPARTS CORP	Common stock	8,490	2,286,357
PRICELINE GROUP INC	Common stock	1,941	2,256,218
PULTEGROUP INC	Common stock	6,700	136,479
QUESTCOR PHARMACEUTICALS INC	Common stock	7,100	386,595
RALPH LAUREN CORP	Common stock	10,317	1,821,673
RAYTHEON CO	Common stock	14,350	1,301,545
REGENERON PHARMACEUTICALS INC	Common stock	6,755	1,859,246
RENT A CTR INC	Common stock	19,100	636,794
RESMED INC	Common stock	5,200	244,816
RETAILMENOT INC	Common stock	9,495	273,361
REXAM PLC SPON ADR	Common stock	18,700	826,727
ROCKWOOD HOLDINGS INC	Common stock	12,800	920,576
ROVI CORPORATION	Common stock	34,500	679,305
ROYAL CARIBBEAN CRUISES LTD	Common stock	26,400	1,251,888
SALESFORCE.COM INC	Common stock	40,367	2,227,855
SALIX PHARMACEUTICALS LTD	Common stock	4,187	376,579
SANOFI SPON ADR	Common stock	16,900	906,347
SCHLUMBERGER LTD	Common stock	7,171	646,179
SCHOLASTIC CORP	Common stock	15,700	533,957
SCIENCE APPLICATNS INTL CORP	Common stock	15,100	499,357
SCRIPPS (EW) CO CL A	Common stock	32,300	701,556
SEADRILL LTD (USA)	Common stock	20,400	838,032
SERVICENOW INC	Common stock	15,131	847,487
SHUTTERFLY INC	Common stock	16,180	824,047

SHUTTERSTOCK INC	Common stock	6,841	572,113
SILICON IMAGE INC	Common stock	86,900	534,435
SLM CORP	Common stock	40,100	1,053,828
SPLUNK INC	Common stock	12,918	887,079
SPROUTS FMRS MKT INC	Common stock	7,934	304,904
SPX CORP	Common stock	11,000	1,095,710
STAGE STORES INC	Common stock	18,500	411,070
STANLEY BLACK & DECKER INC	Common stock	10,600	855,314
STARBUCKS CORP	Common stock	26,811	2,101,714
STATE STREET CORP	Common stock	15,500	1,137,545
STEWART INFORMATION SERVICES	Common stock	20,200	651,854
STRATASYS LTD	Common stock	4,341	584,733
TABLEAU SOFTWARE INC CL A	Common stock	7,429	512,081
TARGET CORP	Common stock	13,300	841,491
TEAM HEALTH HOLDINGS INC	Common stock	17,894	815,072
TERADYNE INC	Common stock	29,200	514,504
TEXAS INSTRUMENTS INC	Common stock	23,600	1,036,276
TIVO INC	Common stock	38,500	505,120
TOTAL SYS SVCS INC	Common stock	19,200	638,976
TREEHOUSE FOODS INC	Common stock	12,300	847,716
TRIPADVISOR INC	Common stock	7,495	620,811
TYCO INTL LTD	Common stock	26,100	1,071,144
ULTIMATE SOFTWARE GROUP INC	Common stock	5,483	840,105
UNDER ARMOUR INC CL A	Common stock	8,545	745,979
UNION PACIFIC CORP	Common stock	10,109	1,698,312
UNITEDHEALTH GROUP INC	Common stock	12,700	956,310
URS CORP NEW	Common stock	6,800	360,332
VEEVA SYS INC CL A	Common stock	8,748	280,811
VERIZON COMMUNICATIONS INC	Common stock	19,000	933,660
VISA INC CL A	Common stock	10,387	2,312,977
VODAFONE GROUP PLC SPON ADR	Common stock	17,500	687,925
VONAGE HOLDINGS CORP	Common stock	95,900	319,347
WALGREEN CO	Common stock	12,000	689,280
WELLCARE HEALTH PLANS INC	Common stock	7,000	492,940
WELLPOINT INC	Common stock	10,400	960,856
WELLS FARGO & CO	Common stock	34,800	1,579,920
WESTAR ENERGY INC	Common stock	38,900	1,251,413
WESTERN REFINING INC	Common stock	12,500	530,125
WHIRLPOOL CORP	Common stock	9,920	1,556,051
WHITE MOUNTAINS INS GROUP LTD	Common stock	1,200	723,696
WHOLE FOODS MARKET INC	Common stock	25,724	1,487,619
WILEY (JOHN) & SONS INC CL A	Common stock	9,800	540,960
WILLIS GROUP HOLDINGS PLC	Common stock	9,400	421,214
WINDSTREAM HOLDINGS INC	Common stock	90,400	721,392
WORKDAY INC CL A	Common stock	24,243	2,016,048
WORLD FUEL SERVICES CORP	Common stock	14,400	621,504
XOOM CORP	Common stock	17,935	490,881
YELP INC	Common stock	11,847	816,851
Brokerage Link	Participant directed accounts including certain Fidelity investment funds**		25,110,183
Notes receivable from participants**	Installment loans due from participants with maturity dates ranging from January 2014 to November 2023 and interest rates ranging from 4.25% to 9.75%.		10,555,870

			$730,249,255

**	Represents party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Devon Energy Incentive Savings Plan

Date: June 26, 2014	/s/ Frank W. Rudolph
Frank W. Rudolph
Executive Vice President Human Resources